For the period ended (a) February 28, 1997
File number (c) 811-4024
Series 1

                     SUB-ITEM 77J

         Restatement of Capital Share Account


Reclassification of Capital  Accounts  -  The
Fund  accounts  and reports for distributions
to  shareholders in accordance with Statement
of  Position 93-2: Determination, Disclosure,
and   Financial  Statement  Presentation   of
Income,  Capital Gain and Return  of  Capital
Distributions  by Investment Companies.   The
effect  of  applying this  statement  was  to
increase undistributed net investment  income
and increase accumulated net realized loss by
$29,791,   due  to  the  sale  of  securities
purchased   with   market   discount.     Net
investment income, net realized gains and net assets were not affected by this change.






























For the year ended (a) 5/31/95
File # 811-3264


                         SUB - ITEM 77J
              Reclassification of Capital Accounts



Reclassification of Capital Accounts: The Fund accounts
and  reports  for  distributions  to  shareholders   in
accordance with A.I.C.P.A. Statement of Position  93-2;
Determination,  Disclosure,  and  Financial   Statement
Presentation  of Income, Capital Gain,  and  Return  of
Capital Distributions by Investment Companies.  For the
Intermediate Term Series, the effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized losses by $92,902 for market discount recognized on securities sold. Current year net investment income, net realized losses and net assets were not affected by this change.